Filed by Alps Electric Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Alpine Electronics, Inc. (File Number: 132-_____)
Dated July 27, 2017

July 27, 2017

Company name:	Alps Electric Co., Ltd.
Representative:	Toshihiro Kuriyama
Representative Director and President
(Code: 6770, TSE 1st Section)
Inquiries to:	Junji Kobayashi, Senior Manager, Corporate Planning Office
TEL +81-3-5499-8026 (IR Direct)

Company name:	Alpine Electronics, Inc.
Representative:	Nobuhiko Komeya
Representative Director and President
(Code: 6816, TSE 1st Section)
Inquiries to:	Shinji Yamazaki, Senior Manager, Finance and Public Affairs Department
TEL +81-3-3494-1179 (Finance and Public Affairs Direct)

Notice Regarding Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc.
(Execution of Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange), Reorganization into a Holding Company Structure through the Company Split of Alps Electric Co., Ltd., Change of Company Name and Partial Amendments to the Articles of Incorporation of Alps Electric Co., Ltd.)

Alps Electric Co., Ltd. (“Alps Electric”) and Alpine Electronics, Inc. (“Alpine” and, together with Alps Electric, the “Companies”) resolved at their respective board of directors meetings held today to conduct a business integration (the “Business Integration”) that involves a reorganization into a holding company structure.

Based on the resolutions today of their respective board of directors, Alps Electric and Alpine have executed a share exchange agreement (the “Share Exchange Agreement”) concerning a share exchange through which Alps Electric will be the wholly owning parent company and Alpine will become the wholly owned subsidiary (the “Share Exchange.”)
The Share Exchange is scheduled to take effect on January 1, 2019 (the “Effective Date of the Share Exchange”) subject to the approval of the extraordinary general meeting of shareholders of Alpine scheduled to be held in mid-December 2018, and without approval of the general meeting of shareholders of Alps Electric in accordance with the simplified share exchange procedures under the provisions of Article 796, paragraph (2) of the Companies Act of Japan (the “Companies Act.”)
Prior to the Effective Date of the Share Exchange (scheduled to be January 1, 2019), shares of common stock of Alpine (“Alpine Common Shares”) are scheduled to be delisted from the first section of the Tokyo Stock Exchange (the “TSE”) on December 26, 2018 (the last trading day is scheduled to be December 25, 2018).
In connection with the Share Exchange, Alps Electric may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with the U.S. Securities Act of 1933 prior to the resolution at the extraordinary general meeting of shareholders of Alpine that may approve the Share Exchange.
Moreover, with a view to reorganizing into a holding company structure, based on a resolution today of its board of directors, Alps Electric has decided to execute a memorandum of understanding concerning the implementation of an absorption-type company split (the “Memorandum of Understanding on the Absorption-type Company Split”) with ALPS HD CO., LTD., which is to be established as a wholly owned subsidiary of Alps Electric (the company name of ALPS HD CO., LTD. will be changed to “Alps Electric Co., Ltd.” as of April 1, 2019 (scheduled) on the condition that the Absorption-type Company Split (defined below) has taken effect.

“Alps Electric Co., Ltd.” is hereinafter referred to as the “Company Split Preparation Company”), under which Alps Electric will have its rights and obligations concerning its businesses (the “Succeeded Businesses”), other than those relating to group management and administration and the management of its assets, succeeded to by the Company Split Preparation Company (the “Absorption-type Company Split”).
In addition, Alps Electric has resolved that, on the condition that the Absorption-type Company Split will have taken effect, it will submit a proposal at its 85th ordinary general meeting of shareholders scheduled, to be held in late June 2018, to partially amend its articles of incorporation, including changing its company name to “ALPS HD CO., LTD.” and changing its business purposes so that they are suitable for a holding company (the “Amendments to the Articles of Incorporation”).
The Absorption-type Company Split and the Amendments to the Articles of Incorporation are scheduled to take effect on April 1, 2019 (the “Effective Date of the Absorption-type Company Split”) subject to the approval of the 85th ordinary general meeting of shareholders of Alps Electric, which is scheduled to be held in late June 2018, concerning the absorption-type company split agreement to conduct the Absorption-type Company Split (the “Absorption-type Company Split Agreement”) as well as the Amendments to the Articles of Incorporation.
Alps Electric (which is to be renamed “ALPS HD CO., LTD.” on the Effective Date of the Absorption-type Company Split) plans to maintain its listing on the first section of the TSE even after the Share Exchange and the Absorption-type Company Split become effective.
Please note that some of the disclosure items and details have been omitted, as the Absorption-type Company Split is a company split in which Alps Electric will have its business units succeeded to by its wholly owned subsidiary.

I.	Business Integration
1.	Background and objectives of the Business Integration
Alps Electric was founded in 1948 as Kataoka Electric Co., Ltd.  Throughout its 69-year history, Alps Electric has diligently pursued its own style of monozukuri (which is loosely translated as “manufacturing” but encompassing all aspects of product creation) based on a stance of “devotion to electronic components.”  Its corporate philosophy, too, calls for the creation, through monozukuri, of “new value that satisfies stakeholders and is friendly to the Earth.”  Alps Electrics’ basic management policy is to fulfill its social responsibility and to maximize its corporate value for its various stakeholders such as its shareholders, business partners, local communities, the global society and Alps Electrics’ employees.  Alps Electric develops, manufactures and sells input devices, sensing devices, data communication modules, and other similar products.  However, today’s digital devices are constantly evolving, and the fields in which Alps Electric conducts business is ever-changing, marking a big shift away from consumer devices, (mainly home appliances), and embracing domains such as automobiles, which are being computerized increasingly; mobile devices, as typified by smartphones; energy saving; and healthcare.  The scale of business, too, is expanding onto the global stage.  In particular, innovation in automotive technology has progressed, as illustrated by driver assistance features, and the spread of smartphones moved into full swing with enhanced and upgraded functions and applications.  Accordingly, in fiscal 2014, Alps Electric reported net sales of 200 billion yen for automotive business and 100 billion yen for smartphone-related business.  Furthermore, in fiscal 2015, Alps Electric posted record-high net sales and profit attributable to owners of parent in consolidated earnings for the year.  In the electronic components segment, too, Alps Electric set new net sales and operating income records.  On the other hand, due to the drastic expansion of its operations, Alps Electric’s management resources have been tight.  Also, having enjoyed sustained high growth, the smartphone market is now experiencing a slowdown in growth due to maturation of the market and the risk of commoditization.  These and other factors make for an increasingly uncertain outlook.  In addition to the above, given the trend toward the Internet of Things (IoT), it has become increasingly difficult for Alps Electric to secure additional value with single hardware products.  In such a business environment, in order to ensure sustainable growth of Alps Electric, it needs to achieve balanced growth in its automotive business, smartphone-related business and other businesses by maintaining the growth of the smartphone-related business and managing business risks by preparing for a slowdown in growth due to maturation of the market and commoditization as well as establishing and expanding businesses that can take the place of smartphones.

Therefore, the important challenges of Alps Electric are, by providing high added value through development of functional module products integrated with software in addition to its existing core technologies, (i) in the automotive market, where technical innovation in connection with new trends such as autonomous driving, connected cars, EV and sharing, as well as intensified competition, are occurring, to further expand its businesses and improve profitability by strengthening its ability to propose solutions employing both hardware and software and (ii) to stabilize and increase revenues by establishing new business in such markets as EHII (Energy, Healthcare, Industry, and IoT).
On the other hand, Alpine has been expanding its business focusing on car audio systems since its launch as a joint venture of Alps Electric and U.S.-based Motorola, Inc. in 1967.  Being a later entrant in the industry, Alpine has developed unique products under a differentiation strategy and proactively proposed new customer value.  Through such efforts, Alpine has established its brand as a premium brand and steadily elevated its market position.  Following this, by accurately understanding the changing times and establishing its overseas production and sales network ahead of other competitors in the industry, Alpine has acquired leading customers overseas and achieved corporate growth based on the expansion of the OEM business for automobile manufacturers and the increase of sales from car navigation and automotive display products.  Meanwhile, however, business risks resulting from overemphasis on the businesses targeting automobile manufacturers and overseas markets have become apparent.  Moreover, the automotive infotainment market has been polarized into highly functional system products for ADAS (advanced driver-assistance systems) and other automobile systems on the one hand and commodity products linked to smartphones on the other because the trend of automobiles becoming information terminals, as well as advances in technologies such as ADAS and autonomous driving are rapidly progressing, as well as because the services available on smartphones are expanding.  Consequently, the market and customer demands are shifting towards collaboration with safety functions that utilize input devices, sensing devices and others, as well as implementation of the connected car technologies that utilize data communication modules.  Under such circumstances, Alpine believes that its business environment will significantly change from a past hardware-oriented business to a comprehensive car-oriented service business.  In order to adapt to such changes and maintain continuous growth, Alpine believes that its important challenges are as follows: in existing business areas, Alpine has to improve profitability through maintaining and utilizing its strengths in the brand business and audio products, finding new customers by utilizing development assets and streamlining business activities; and in new business areas, Alpine needs to work on the integration of core devices such as sensing devices and communication devices with software, create unique and high-value products that use HMI (human machine interface) as a core business domain, and enhance its ability to propose solutions to markets and customers, with the aim of expanding its cockpit-related business and connected car-related business.
In addition to the above, amid the increased electrification of automobiles in recent years, the business of the Companies in the automotive business have been coming closer and the Companies have greater need to collaborate with each other.  Accordingly, it is a pressing issue for the Companies to resolve operational restrictions, which arise due to the nature of the Companies as independent listed companies, to their mutual cooperation in the areas of development, manufacturing and sales as well as sharing intellectual property, licenses, knowhow and other similar assets, while at the same time to realize more effective communication with customers.
The Companies believe that, in order to tackle these business challenges, it is vital, in addition to sharing management resources such as the Companies’ human resources and technologies, to exercise more efficient and agile management as the Alps Electric group as a whole, by growing the respective businesses of the Companies based on their prompt and agile decision making.  As a measure to do so, the Companies will move to a holding company structure.  Under the holding company that will have a group strategy function, the Companies will work on full-scale cooperation, such as strengthening of their ability as a group to propose solutions to and conduct sales vis-a-vis their customers, development of employees through personnel exchanges across businesses, such as engineers and sales personnel, and use of Alps Electric’s fund-raising capability, network and monozukuri capability.  The Companies believe that, coupled with other measures, such as promotion of mutual use of production bases, streamlining of back-office departments through infrastructure sharing, cooperation with suppliers through joint procurement of parts, strengthening of the procurement capacity, and reinforcement of global operations, the above measures can maximize the synergy effects on business of the entire Alps Electric group.

Specifically, Alps Electric will stick to its basic stance of devoting itself to electronic components.  For the automotive business, which faces new trends, such as autonomous driving, connected cars, EV and sharing, Alps Electric will push forward with (i) the advancement and fusion of input device, sensing device and communication device technology, which are Alps Electric’s core technologies and products, and (ii) enhancement of the electronic device business by using Alpine’s development and system design capabilities.  With respect to the EHII business, Alps Electric will promote providing high added value through development of functional module products integrated with software, besides Alps Electric’s existing core technologies, to strengthen product capabilities.  Furthermore, Alps Electric will promote alliances with other companies proactively and aggressively based on open innovation and will establish new business models, taking advantage of Alps Electric’s extensive market and customer channels and Alpine’s service business for general consumers.  The Companies believe that they can continue to create new value and businesses by expanding the core devices through those business models.
Based on the principles that it will not exclude any alternatives in pursuing enhanced corporate value, Alps Electric has considered various possibilities concerning the direction of the Alps Electric group and its relationship with Alpine.  Consequently, as described above, Alps Electric decided that conducting the business integration would contribute to the improvement of the corporate value of the entire Alps Electric group.  In late December 2016, Alps Electric proposed the Business Integration to Alpine.  Since then, the Companies have discussed and considered the transaction.
Based on a similar understanding to the above, after receiving a proposal of the Business Integration from Alps Electric, Alpine has independently considered various factors, such as the consequences of the delisting of Alpine, to its stakeholders.  As a result, with regards to the existing business region, Alpine has concluded that by reorganizing into a holding company structure, while maintaining and strengthening its strengths in its brand business and audio business that it has long developed, Alpine will also be able to accelerate its business expansion by finding new customers through capitalizing on Alps Electric’s extensive customer channel.  Similarly, with regards to the automotive HMI business area, Alpine has concluded that it will be able to develop various products, such as integrated HMI cockpit systems that seamlessly integrate electronic devices, software and packaging, through combining Alps Electric’s input device, sensing device and communication device technologies, which have built up a track record in the fields of consumer and automotive electronic components, with Alpine’s output equipment development technology (with navigation at its core), software development capability and production planning capability.  Through this, Alpine shares Alps Electric’s view that the Business Integration will allow Alpine to create, propose and expand highly functional system products unique to the Alps Electric Group as an automotive HMI system integrator and realize increased corporate value by expanding in new business areas, and that eventually the Business Integration will lead to the maximization of corporate value of the entire Alps Electric Group.  Therefore, after receiving the proposal of the Business Integration from Alps Electric as described above, Alpine also decided to move to the holding company structure.
Amid market innovation brought about by the fourth industrial revolution, by conducting the Business Integration, Alps Electric and Alpine aim to keep contributing to people’s lives in the areas of electronics and communication by focusing on the electronic components business and the automotive infotainment business, and to significantly transform itself into a sustainable value creating corporate group to become a corporate group with sales of one trillion yen.  In addition, the Companies will endeavor to further enhance corporate governance to help maximize value for all stakeholders on a global basis.

2.	Overall plan of the Business Integration and Change of the Company Name
The Business Integration will be implemented in the following manner.
Alps Electric and Alpine will first conduct the Share Exchange, in which Alps Electric will become the wholly owning parent company and Alpine will a wholly owned subsidiary. Through the Share Exchange, Alps Electric will acquire all Alpine Common Shares held by the shareholders (excluding Alps Electric) of Alpine Common Shares, and Alpine will become a wholly owned subsidiary of Alps Electric.  Moreover, Alps Electric will implement the Absorption-type Company Split with the Company Split Preparation Company. Through the Absorption-type Company split, Alps Electric will succeed to the rights and obligations of Alps Electric with respect to the Succeeded Businesses, and Alps Electric will become a holding company engaging in group management and administration and the management of its assets.  In connection with the Business Integration, Alps Electric will change its company name to “ALPS HD CO., LTD.” and the Company Split Preparation Company will change its company name to “Alps Electric Co., Ltd.”  Even after changing its company name to “ALPS HD CO., LTD.,” Alps Electric plans on maintaining its listing status under its current stock code (6770).
In connection with the Share Exchange, the Alpine Common Shares are scheduled to be delisted from the First Section of the Tokyo Stock Exchange as of December 26, 2018 (with the last trading date scheduled for December 25, 2018), thus prior to the Effective Date of the Share Exchange (scheduled for January 1, 2019).

(1)	Structure of the Business Integration
(i)	Current Structure (after the Company Split Preparation Company is established) (as of July 27, 2017)

(Note)     As of March 31, 2017, Alps Electric holds 46.6% of the total issued shares of Alps Logistics Co., Ltd. (“Alps Logistics”), and Alpine holds 2.2% of the same, respectively.

(ii)	After the Share Exchange takes effect (scheduled for January 1, 2019)

(iii)	Holding Company Structure after the Absorption-type Company Split takes effect (scheduled for April 1, 2019)

(2)      Change of the Company Name and Partial Amendments to the Articles of Incorporation of Alps Electric and the Company Split Preparation Company
On the condition that the Absorption-type Company Split has become effective, on the Effective Date of the Absorption-type Company Split, Alps Electric plans to change the company name to “ALPS HD CO., LTD.” and partially amend its Articles of Incorporation to reflect changes, including changes to have its business purposes become suitable for a holding company, on the Effective Date of the Absorption-type Company Split.  To that end, Alps Electric plans to propose such amendments to its Articles of Incorporation at the 85th ordinary general meeting of shareholders scheduled to be held in late June 2018.
On the condition that the Absorption-type Company Split has become effective, the Company Split Preparation Company plans to change its company name to “Alps Electric Co., Ltd.” on the Effective Date of the Absorption-type Company Split.

(3)	Appointment of Directors
The number of directors of Alps Electric (which is to be renamed “ALPS HD CO., LTD.” on the Effective Date of the Absorption-type Company Split) on the Effective Date of the Absorption-type Company Split will be eleven (including six directors who are audit and supervisory committee members and four outside directors), and those candidates expected to become the directors of ALPS HD CO., LTD. on the Effective Date of the Absorption-type Company Split, including Mr. Toshihiro Kuriyama, who is the current Representative Director and President of Alps Electric, will be elected after consultation between Alps Electric and Alpine.  The candidates for directors will be informed as soon as they are determined.

(4)	Capital Policy after the Business Integration
In terms of the capital policy following the Business Integration, Alps Electric and Alpine will discuss and examine whether to implement any shareholder return measures such as stock buyback, after taking into account the balance of three factors, namely the return of profits to shareholders, research and development and capital investment for future business expansion and strengthened competitiveness, and internal reserves, based on fundamental factors such as dilution due to the increase in the total number of issued shares after the Effective Date of the Share Exchange and the consolidated results of operations of the Electronic Components Business and the Automotive Infotainment Business, and Alps Electric and Alpine will announce and implement such measures as necessary.

3.	Schedule of the Business Integration
Meeting of Board of Directors relating to approval of the execution of the Share Exchange Agreement, the establishment of the Company Split Preparation Company and the execution of the Memorandum of Understanding on the Absorption-type Company Split (Alps Electric)
July 27, 2017
Meeting of the Board of Director relating to approval of the execution of the Share Exchange Agreement (Alpine)
Execution of the Share Exchange Agreement (Alps Electric and Alpine)
Establishment of the Company Split Preparation Company (Company Split Preparation Company)	July 27, 2017 (scheduled)
Decision by the Directors relating to approval of the execution of the Memorandum of Understanding on the Absorption-type Company Split (Company Split Preparation Company)
Execution of the Memorandum of Understanding on the Absorption-type Company Split (Alps Electric and Company Split Preparation Company)

Meeting of the Board of Directors relating to approval of the execution of the Absorption-type Company Split Agreement (Alps Electric)	Late December 2017 (scheduled)
Decision by the Directors relating to the execution of the Absorption-type Company Split Agreement (Company Split Preparation Company)
Execution of the Absorption-type Company Split Agreement (Alps Electric and Company Split Preparation Company)
The 85th ordinary general meeting of shareholders relating to approval of the Absorption-type Company Split Agreement and the Amendments to the Articles of Incorporation (Alps Electric)	Late June 2018 (scheduled)
Extraordinary general meeting of shareholders relating to approval of the Share Exchange Agreement (Alpine)	Mid-December 2018 (scheduled)
Last trading date (Alpine)	December 25, 2018 (scheduled)
Delisting date (Alpine)	December 26, 2018 (scheduled)
Effective date of the Share Exchange (Alps Electric and Alpine)	January 1, 2019 (scheduled)
Effective date of the Absorption-type Company Split (Alps Electric and Company Split Preparation Company)	April 1, 2019 (scheduled)
Change of the company names (Alps Electric and Company Split Preparation Company)
(Note 1)
Alps Electric will consummate the Share Exchange by means of a simplified share exchange under Article 796, paragraph (2) of the Companies Act, which does not require an approval by shareholders at shareholder’s meeting.

(Note 2)
The above schedule of the Business Integration is the plan at present.  It may be changed in the course of carrying out the procedures described above due to such reasons as the filings made with the Japan Fair Trade Commission and other Japanese or foreign authorities, or the obtainment of permissions and approvals.  In addition, Alps Electric and Alpine may change the above schedule after consulting with each other due to the need to do so in carrying out the procedures described above or other reasons.  In the event that the above schedule is changed, the Companies will disclose the revised schedule promptly.

II.	The Share Exchange
1.	Overview of the Share Exchange
(1)	Schedule of the Share Exchange
See “I. 3. Schedule of the Business Integration” above.

(2)	Method of the Share Exchange
The Companies will conduct the Share Exchange, under which Alps Electric will become the wholly owning parent company and Alpine will become the wholly owned subsidiary.  Through the Share Exchange, shares of common stock of Alps Electric (“Alps Electric Common Shares”) will be allocated and delivered to shareholders who hold Alpine Common Shares (excluding Alps Electric).
The Share Exchange will be consummated without approval at the general meeting of shareholders of Alps Electric in accordance with the simplified share exchange procedures under Article 796, paragraph (2) of the Companies Act. Alpine will obtain approval for the Share Exchange at its extraordinary general meeting of shareholders, which is to be held in mid-December, 2018.  The expected effective date of the Share Exchange is January 1, 2019.
The Share Exchange will become effective subject to, among others, obtaining the domestic and international regulatory approvals, such as those from the Japan Fair Trade Commission, which are required for the Business Integration.

(3)	Details of Allotment in the Share Exchange
	Alps Electric (Wholly Owning Parent Company)	Alpine (Wholly Owned Subsidiary)
Details of Allotment in the Share Exchange	1	0.68
Number of shares to be delivered in the Share Exchange	Alps Electric Common Shares: 27,690,824 shares (planned) (Alps Electric intends to deliver 1,900,000 shares of its treasury stock for the allotment of shares through the Share Exchange.)
(Note 1)	Share allotment ratio in the Share Exchange
0.68 shares of the Alps Electric Common Shares will be allocated and delivered for each share of the Alpine Common Shares.  However, no shares will be allocated for the Alpine Common Shares held by Alps Electric (28,215,417 shares as of March 31, 2017) through the Share Exchange.
If matters that may cause material adverse effect to the above-listed share exchange ratio for the Share Exchange (the “Share Exchange Ratio”) occur or such matters are found to exist, the Share Exchange Ratio may be changed upon agreement between Alps Electric and Alpine.
(Note 2)	Number of shares to be delivered through the Share Exchange
Through the Share Exchange, Alps Electric will deliver to the shareholders of Alpine (excluding Alps Electric) as of the time immediately before Alps Electric acquires all of the Alpine Common Shares (excluding the Alpine Common Shares held by Alps Electric) through the Share Exchange (such time, the “Reference Time”) the number of the Alps Electric Common Shares calculated based on the Share Exchange Ratio, in exchange for the Alpine Common Shares held by those shareholders.  Shares to be delivered by Alps Electric will consist of newly issued Alps Electric Common Shares and the treasury shares.
Pursuant to the resolution at a meeting of the board of directors of Alpine to be held by the date immediately before the Effective Date of the Share Exchange, Alpine plans to cancel, immediately before the Reference Time, all of its treasury shares that it holds (847,284 shares as of March 31, 2017) and the treasury shares that Alpine will hold by immediately before the Reference Time (including shares Alpine acquires upon share buyback requests from opposing shareholders in relation to the Share Exchange pursuant to Article 785, paragraph (1) of the Companies Act).  Therefore, the number of shares to be actually allocated and delivered by Alps Electric may be changed in the future.
(Note 3)	Treatment of shares constituting less than one unit
In connection with the Share Exchange, shareholders of Alpine who are allotted shares of the Alps Electric Common Shares constituting less than one unit (100 shares) cannot sell those allotted shares on the TSE or any other financial instruments exchange.  However, such shareholders of Alpine who are expected to hold shares constituting less than one unit may use the following programs relating to shares of Alps Electric constituting less than one unit.
1.	Program for demanding buybacks of shares constituting less than one unit (sale of less than 100 shares)
Under this program, pursuant to Article 192, paragraph (1) of the Companies Act, shareholders who will hold shares constituting less than one unit may demand that Alps Electric purchase those shares.
2.	Program for purchasing additional shares, in connection with shares constituting less than one unit (purchase to reach 100 shares)
Under this program, pursuant to Article 194, paragraph (1) of the Companies Act and the Articles of Incorporation of Alps Electric, shareholders who will hold shares of Alps Electric constituting less than one unit may purchase from Alps Electric the number of shares of Alps Electric needed, together with the number of shares they hold, to constitute one unit (100 shares), unless Alps Electric does not hold the number of its treasury shares to satisfy the request for purchasing additional shares.

(Note 4)	Treatment of fractional shares
In connection with the Share Exchange, with respect to Alpine’s shareholders who are to be allotted fractional shares of less than one Alps Electric Common Share, Alps Electric will, pursuant to Article 234 of the Companies Act and other relevant laws and regulations, pay cash to those shareholders in an amount corresponding to the value of the fractional shares of less than one share, and no fractional shares will be allotted to them.

(4)	Treatment of Subscription Rights and Convertible Bond-type Bonds with Subscription Rights under the Share Exchange
With regard to the following subscription rights issued by Alpine, for those subscription rights that the holders thereof do not exercise by the earlier of (a) the last day of the exercise period set forth in the terms and conditions of such subscription rights or (b) the day before the Effective Date of the Share Exchange, Alps Electric will, bearing in mind the terms of each subscription right and the Share Exchange Ratio, deliver Alps Electric subscription rights to each such Alpine subscription right holders who are registered or recorded in the subscription rights registry of Alpine as of the Reference Time, in exchange for each Alpine subscription right they hold.
If Alpine issued additional subscription rights by the day of the general meeting of shareholders relating to approval for the Share Exchange, an amendment of the Share Exchange Agreement may be executed so that the Share Exchange Agreement provides for the delivery of Alps Electric subscription rights in exchange for those additional subscription rights in the same manner as described above.  It will be promptly announced if such an amendment is executed.
-	First Series of Stock Subscription Rights (resolution at the meeting of the board of directors of Alpine held on June 19, 2014)
-	Second Series of Stock Subscription Rights (resolution at the meeting of the board of directors of Alpine held on June 18, 2015)
-	Third Series of Stock Subscription Rights (resolution at the meeting of the board of directors of Alpine held on June 22, 2016)
-	Fourth Series of Stock Subscription Rights (resolution at the meeting of the board of directors of Alpine held on June 22, 2017)
Alpine has not issued any convertible bond-type bonds with subscription rights.

(5)	Dividend of Surplus
Shareholders or registered pledgees of shares of Alps Electric and Alpine who are registered or recorded in the shareholder registry as of each dividend reference date will receive year-end dividends subject to the resolutions at the ordinary general meeting of shareholders of the Companies and interim dividends subject to the resolutions at the meetings of the board of directors of the Companies, respectively.

2.	Basis for the Calculation of the Share Exchange Ratio of the Share Exchange
(1)	Basis and Reasons for the Share Exchange Ratio
In order to ensure fairness and reasonableness of the calculation of the Share Exchange Ratio used in the Share Exchange stated in “1.(3) Details of Allotment in the Share Exchange” above, each of Alps Electric and Alpine decided to separately request an independent third-party financial advisor to analyze the Share Exchange Ratio.  Alps Electric appointed Nomura Securities Co., Ltd. (“Nomura Securities”) and Alpine appointed SMBC Nikko Securities Inc. (“SMBC Nikko,”) respectively, as independent third-party financial advisors.
As described in “(4) Measures to Ensure Fairness” below, Alps Electric concluded that the Share Exchange Ratio is appropriate and would not undermine the interests of its shareholders, and therefore determined that it is appropriate to consummate the Share Exchange at the Share Exchange Ratio, after carefully discussing and considering the Share Exchange Ratio with reference to the calculation report on the share exchange ratio and fairness opinion provided by Nomura Securities, its third-party financial advisor, on July 26, 2017, the legal advice from Mori Hamada & Matsumoto, and other factors.

As described in “(4) Measures to Ensure Fairness” below, Alpine carefully discussed and considered the Share Exchange Ratio with reference to the financial analysis report on the share exchange ratio and the opinion (fairness opinion) provided by SMBC Nikko, its third-party financial advisor, on July 26, 2017, the legal advice from TMI Associates, the report received on July 26, 2017 from the third-party committee consisting of members having no interest in Alps Electric, which is the controlling shareholder of Alpine (details are described in “(5) Measures to Avoid Conflicts of Interest” below).  Alpine concluded that the Share Exchange Ratio is appropriate because, as described in “(2)(ii) Overview of the Analysis” below, according to the financial analysis report received from SMBC Nikko on the share exchange ratio, the Share Exchange Ratio falls within the range analyzed by the discounted cash flow analysis (“DCF Analysis”) and exceeds the respective upper limits of the ranges analyzed by the market share price analysis and comparable company analysis, and thus would not undermine the interests of its shareholders.  Therefore, Alpine determined that it is appropriate to consummate the Share Exchange at the Share Exchange Ratio.
In addition to the above, based on the results of due diligence that the Companies conducted on each other, Alps Electric and Alpine carefully negotiated and discussed the Share Exchange Ratio comprehensively taking into account factors such as the financial conditions, condition of assets, future prospects and other factors.  As a result, the Companies determined that the Share Exchange Ratio is appropriate and would serve the interests of their shareholders and, at the meetings of the board of directors of Alps Electric and Alpine held today, the Companies resolved to execute the Share Exchange Agreement, which sets forth the Share Exchange Ratio.
In the case of any material change to the various conditions underlying the analysis or in other cases, the Share Exchange Ratio may be changed based on an agreement between the Companies pursuant to the Share Exchange Agreement.
(2)	Matters Concerning Financial Analysis
(i)	Names of the Financial Advisors and their Relationship with the Companies
Nomura Securities, the financial advisor for Alps Electric, and SMBC Nikko, the financial advisor for Alpine, are independent from, and not related parties of, either Alps Electric or Alpine and have no material relationship to be noted in connection with the Share Exchange.

(ii)	Overview of the Analysis
For Alps Electric, Nomura Securities conducted (a) the average market share price analysis because shares of Alps Electric are listed on an financial instruments exchange and a market price is available for the Alps Electric Common Shares (using a reference date of July 25, 2017, which is the calculation reference date, the calculation was performed based on the average closing prices of Alps Electric shares during the last six months from January 26, 2017 to the calculation reference date, the last three months from April 26, 2017 to the calculation reference date, the last one month from June 26, 2017 to the calculation reference date and the last one week from July 19, 2017 to the calculation reference date, as well as the closing price on the reference date of such shares, in each case on the First Section of the TSE), (b) the comparable company analysis because there are multiple listed companies that are comparable to Alps Electric and an analogical inference of the share value of Alps Electric is possible through the comparison to such comparable companies, and (c) the DCF Analysis in order to reflect the state of future business activities in the evaluation.
For Alpine, Nomura Securities conducted (a) the average market share price analysis because shares of Alpine are listed on an financial instruments exchange and a market price is available for the Alpine Common Shares (using a reference date of July 25, 2017, which is the calculation reference date, the calculation was performed based on the average closing prices of Alpine shares during the last six months from January 26, 2017 to the calculation reference date, the last three months from April 26, 2017 to the calculation reference date, the last one month from June 26, 2017 to the calculation reference date and the last one week from July 19, 2017 to the calculation reference date, as well as the closing price on the reference date of such shares, in each case on the First Section of the TSE), (b) the comparable company analysis because there are multiple listed companies that are comparable to Alpine and an analogical inference of the share value of Alpine is possible through the comparison to such comparable companies, and (c) the DCF Analysis, in order to reflect the state of future business activities in the evaluation.

The calculation range of Alpine is as follows, when the share value for one share of Alps Electric is deemed to be 1:
Method of Analysis	Result of Calculation of the Share Exchange Ratio
Average market share price analysis	0.51 – 0.54
Comparable company analysis	0.59 – 0.66
DCF Analysis	0.55 – 0.78

For the calculation of the share exchange ratio above, Nomura Securities has used information provided by each of the Companies, public information as well as other information, and has assumed that all such materials and information are accurate and complete, and has not independently verified their accuracy or completeness.  Also, Nomura Securities has not undertaken an independent evaluation, appraisal or assessment of any of the assets or liabilities (including contingent liabilities), including analysis and valuation of individual assets and liabilities, of the Companies or any of their respective affiliates, nor has it made any request to a third party institution for such appraisal or assessment.  The calculation of the share exchange ratio by Nomura Securities reflects information and economic conditions available up to the calculation reference date, and Nomura Securities has assumed that the financial forecasts of each of the Companies (including profit plans and other information) have been reasonably considered or prepared based on the best currently available estimates and judgments of the managements of the Companies.

The profit plan of Alps Electric that Nomura Securities received from Alps Electric and used as a basis for its DCF Analysis does not contain any fiscal year in which a significant increase or decrease in profit is anticipated.  On the other hand, Alpine’s profit plan that Nomura Securities received from Alps Electric and used as a basis for its DCF Analysis contains certain fiscal years in which a significant increase or decrease is anticipated.  Specifically, a significant increase in operating income of approximately 38.5% is anticipated for the fiscal year ending March 31, 2019 compared to the immediately preceding fiscal year.  This is because net sales are expected to increase due to the number of orders for car navigation and automotive display products, primarily from automobile manufacturers, being expected to progress at a steady pace, and also the profit margin being expected to further improve primarily because of increased efficiency in development investments.  The period ending March 31, 2020 is also anticipated to see a significant increase in operating income of approximately 33.3% compared to the immediately preceding fiscal year.  This is primarily because net sales are expected to increase due to the number of orders for car navigation products, primarily from automobile manufacturers, being expected to progress at a steady pace, and also the profit margin is expected to improve, primarily because of cost reductions.  Such financial forecasts do not assume the consummation of the Share Exchange.
As described in “(4) Measures to Ensure Fairness” below, upon request from the board of directors of Alps Electric, Nomura Securities submitted to Alps Electric a written opinion (fairness opinion) dated July 26, 2017 to the effect that the share exchange ratio for the Share Exchange is reasonable for Alps Electric from a financial point of view based on the above assumptions as well as certain other assumptions.

On the other hand, for Alps Electric and Alpine, SMBC Nikko conducted (a) a market share price analysis because their shares are listed on a financial instruments exchange and market prices are available for their shares, (b) a comparable company analysis because there are multiple listed companies that conduct relatively similar businesses as the Companies and analogical inference of the share values of the Companies is possible through the comparison to such comparable companies, and (c) a DCF Analysis in order to assess the companies’ intrinsic values based on their future business activities.  The range in the number of Alpine Shares as a result of each analysis is as follows, when the share value for one Alps Electric Common Share is deemed to be one:

Method of Analysis	Result of Financial Analysis of the Share Exchange Ratio
Market share price analysis	0.51 – 0.53
Comparable company analysis	0.46 – 0.62
DCF Analysis	0.50 – 0.85

In the market share price analysis, for Alps Electric, the financial analysis was conducted with July 25, 2017 as the analysis reference date, by using the simple average of the closing prices for the last one month, three months, and six months immediately prior to the analysis reference date on the First Section of the TSE.  For Alpine, the financial analysis was conducted with July 25, 2017 as the analysis reference date, by using the simple average of the closing prices for the last one month, three months, and six months immediately prior to the analysis reference date on the First Section of the TSE.  Based on these results, the range of the share exchange ratio was analyzed to be between 0.51 and 0.53.
In the comparable company analysis, for Alps Electric, the range of the share exchange ratio was analyzed to be between 0.46 and 0.62 based on the results of using the multiples of EBITDA to the enterprise value after having selected Murata Manufacturing Co., Ltd., Nitto Denko Corporation, TDK Corporation, MinebeaMitsumi Inc., Taiyo Yuden Co., Ltd., Japan Aviation Electronics Industry, Limited for Alps Electric as the comparable listed companies that may be considered to have similarities with Alps Electric, and having selected Clarion Co., Ltd., Pioneer Corporation, JVC KENWOOD Corporation for Alpine as the comparable listed companies that may be considered to have similarities with Alpine.
In the DCF Analysis, for Alps Electric, its enterprise value was analyzed by discounting the future free cash flow based on the financial forecasts prepared by Alps Electric at a certain discount rate.  In analyzing the terminal value for the DCF Analysis, the perpetual growth method and the multiple method were used.  The discount rate used was between 8.30% and 9.30% and the perpetual growth rate used was 0%.  In the multiple method, the EBITDA multiple used was between 6.4 and 7.4.  For Alpine, its enterprise value was analyzed by discounting the future free cash flow based on the financial forecasts prepared by Alpine at a certain discount rate.  In analyzing the terminal value for the DCF Analysis, the perpetual growth method and the multiple method were used.  The discount rate used was between 7.71% and 8.71% and the perpetual growth rate used was 0%.  In the multiple method, the EBITDA multiple used was between 3.6 and 4.6.  Based on the results of such analysis, the range of the share exchange ratio was analyzed to be between 0.50 and 0.85.
The financial forecasts of Alps Electric that SMBC Nikko used as a basis for its DCF Analysis do not contemplate any significant increase or decrease in profit. However, the financial forecasts of Alpine contemplate a significant increase in profit for the period ending March 2019.  Such increase is expected to be primarily because net sales are expected to increase due to the number of orders for car navigation and automotive display products, primarily from automobile manufacturers, being expected to progress at a steady price, and also the profit margin being expected to further improve primarily because of increased efficiency in development investments.  Due to these factors, the operating income for the period ending March 2019 is expected to exceed that for the period ending March 2018 by approximately 38.5%.  Also, the financial forecasts of Alpine anticipate a significant increase in profit for the period ending March 2020.  Such increase is expected to be primarily because net sales are expected to increase due to the number of orders for car navigation products, primarily from automobile manufacturers, being expected to progress at a steady price, and also the profit margin is expected to improve, primarily because of cost reductions.  Due to these factors, the operating income for the period ending March 2020 is expected to exceed that for the period ending March 2019 by approximately 33.3%.  Such financial forecasts of the Companies do not assume the consummation of the Share Exchange.
As described in “(4) Measures to Ensure Fairness” below, upon request from the board of directors of Alpine, SMBC Nikko submitted to Alpine a written opinion (fairness opinion) dated July 26, 2017 to the effect that the share exchange ratio for the Share Exchange is fair to shareholders of the Alpine Common Shares, excluding Alpine’s controlling shareholder and other persons (i.e., “controlling shareholders and other persons specified by the Enforcement Rules” as defined in Article 441-2 of the Securities Listing Regulations of the TSE and Article 436-3 of its Enforcement Rules.  Hereinafter referred to as “the Controlling Shareholder and Others”) from a financial point of view based on the above assumptions as well as certain other assumptions.  For the assumptions and disclaimers pertaining to the analysis of the share exchange ratio and the opinion (fairness opinion) provided by SMBC Nikko, please see Exhibit.
(3)	Prospects and Reasons for Delisting
Due to the Share Exchange, Alpine will become a wholly owned subsidiary of Alps Electric as of the Effective Date of the Share Exchange (scheduled for January 1, 2019.)  On December 26, 2018, in accordance with the delisting standards of the First Section of the TSE, the Alpine Common Shares are expected to be delisted.

After the delisting, the Alpine Common Shares may no longer be traded on the TSE. However, the Alps Electric Common Shares to be allocated to the shareholders of Alpine through the Share Exchange will have been listed on the First Section of the TSE and may therefore be traded on a financial instruments exchange on and after the Effective Date of the Share Exchange.
Therefore, shareholders of Alpine who will be allocated more than 100 shares of the Alps Electric Common Shares, which constitutes one unit of the Alps Electric Common Shares, through the Share Exchange may be allocated shares of common stock of Alps Electric constituting less than one unit according to the number of shares they hold, but they may continue to trade shares constituting one unit on the First Section of the TSE. Given this, the Companies believe liquidity is being provided through the Alps Electric Common Shares in this way.
On the other hand, shareholders of Alpine who will be allocated less than 100 shares of the Alps Electric Common Shares will become shareholders of shares of common stock of Alps Electric constituting less than one unit through the Share Exchange.  Shares constituting less than one unit cannot be traded on a financial instruments exchange. However, upon such shareholders’ demand, such shareholders may use Alps Electric’s programs for either demanding buybacks of shares constituting less than one unit, or constituting less than one unit held by such shareholders.  For details of the treatment of such shares, please see “1.(3)(Note 3) Treatment of shares constituting less than one unit.”  For details of the treatment of fractional shares of less than one share resulting from the Share Exchange, please see “1.(3)(Note 4) Treatment of fractional shares.”
Shareholders of Alpine may trade the Alpine Common Shares they hold on the First Section of the TSE as before until December 25, 2018 (scheduled), which is the last trading day, as well as exercise their legitimate rights under the Companies Act or other relevant laws and regulations until the Reference Time.

(4)	Measures to Ensure Fairness
Alps Electric already holds 28,215,417 Alpine Common Shares (40.43% of the 69,784,501 total issued shares of Alpine as of March 31, 2017 (rounded off to two decimal places; the same applies to the calculation of the ownership ratio hereafter)) and Alpine is a consolidated subsidiary of Alps Electric.  Therefore, Alps Electric and Alpine determined that it was necessary to ensure fairness of the share exchange ratio for the Share Exchange and have taken the following measures to ensure fairness:

(i)	Obtaining Financial Analysis and Fairness Opinions from the Third-party Financial Advisors
In order to ensure fairness and appropriateness of the share exchange ratio for the Share Exchange, Alps Electric received a financial analysis report dated July 26, 2017 with respect to the Share Exchange from Nomura Securities as its third-party financial advisor and obtained a fairness opinion to the effect that, based on the factors and assumptions set forth in that opinion by Nomura Securities, the share exchange ratio for the Share Exchange is fair from a financial point of view to Alps Electric as of that day.
In order to ensure fairness and appropriateness of the share exchange ratio for the Share Exchange, Alpine received a calculation report dated July 26, 2017 with respect to the share exchange ratio for the Share Exchange from SMBC Nikko as its third-party financial advisor and obtained a fairness opinion to the effect that, based on the factors and assumptions set forth in that opinion by SMBC Nikko, the Share Exchange Ratio is fair from a financial point of view to shareholders of the Alpine Common Shares other than the Controlling Shareholder and Others as of that day.

(ii)	Advice from Independent Law Firms
Alps Electric appointed Mori Hamada & Matsumoto as its legal advisor for the Business Integration and has obtained advice on the various procedures, the methods and process of decision-making of the board of directors, and other factors for the Business Integration, from a legal point of view.
Alpine appointed TMI Associates as its legal advisor for the Business Integration and has obtained advice on the various procedures for the Business Integration, the methods and process of decision-making of the board of directors, and other factors, from a legal point of view.
Mori Hamada & Matsumoto and TMI Associates are independent from Alps Electric and Alpine.  Neither of them has any material interest in Alps Electric or Alpine.

(5)	Measures to Avoid Conflicts of Interest
Alps Electric already holds 28,215,417 shares of the Alpine Common Shares (40.43% of the total issued shares of Alpine, 69,784,501 shares, as of March 31, 2017) and is a controlling shareholder of Alpine.  Therefore, Alpine has taken the following measures to avoid conflicts of interest.

(i)	Obtaining a Written Report (toshinsho) from the Third-party Committee with No Interest
On March 31, 2017, in order to eliminate conflicts of interest in the Share Exchange and ensure fairness and transparency of the Share Exchange, the board of directors of Alpine established a third-party committee (“Third-party Committee”) consisting of three members, namely Mr. Hideo Kojima, a member of Alpine’s Audit and Supervisory Committee, as well as an outside director of Alpine who is registered with the TSE as an independent officer, Mr. Shunsuke Teragaki, an attorney-at-law (Nexpert Law Office) and Mr. Toshikazu Nakazawa, a certified public accountant (Blest Partners Inc.), with each of the latter two being an external expert with no interests in either Alps Electric or Alpine.  In giving consideration to the Share Exchange, Alpine asked for the opinions of the Third-party Committee as to (a) whether the purpose of the Share Exchange was reasonable (including whether the Share Exchange would contribute to the improvement of corporate value of Alpine), (b) whether the fairness of the terms and conditions of the Share Exchange (including the share exchange ratio) has been ensured, (c) whether attention has been paid to the interests of the minority shareholders of Alpine in the Share Exchange through fair procedures, and (d) whether the resolution of the board of directors of Alpine for the Share Exchange is not disadvantageous to the minority shareholders of Alpine in light of (a) through (c).
The Third-party Committee held a total of seven (7) meetings between March 31, 2017 and July 26, 2017 and carefully considered the above matters by, among others, collecting information and having discussions whenever necessary.  For the purpose of giving such consideration, the Third-party Committee received explanations from Alpine concerning the purpose of the Share Exchange, the background that led to the Share Exchange, the views of Alps Electric and Alpine on the Share Exchange, the terms and conditions of the Share Exchange, the decision-making process for such terms and conditions, and other related matters.  The Third-party Committee also received explanations from SMBC Nikko concerning the financial analysis of the share exchange ratio of the Share Exchange.  Also, the Third-party Committee received explanations from TMI Associates, the legal advisor of Alpine, concerning the method and process of decision-making of the board of directors of Alpine and other related matters.  Given the above, on the premise of those explanations, the results of financial analysis and other materials examined, the Third-party Committee submitted a written report to the board of directors of Alpine on July 26, 2017, stating that the resolution by the board of directors of Alpine to approve the Share Exchange was not disadvantageous to the minority shareholders of Alpine.  For the outline of the opinion of the Third-party Committee, please see “7.(3) Outline of the Opinion Received from Persons with No Interest in the Controlling Shareholder regarding the Fact that the Transaction is Not Disadvantageous to Minority Shareholders” below.

(ii)	Unanimous Approval by the Directors of Alpine with No Interest
At the meeting of the board of directors of Alpine held today, the resolution of the Share Exchange was unanimously approved by all directors (thirteen (13) directors (including four (4) directors who are the members of the Audit and Supervisory Committee)) excluding Mr. Masataka Kataoka and Mr. Shinji Inoue.
Mr. Masataka Kataoka, a director but not a member of the Audit and Supervisory Committee, has served as a director at Alps Electric concurrently.  Mr. Shinji Inoue, a director but not a member of the Audit and Supervisory Committee, was a director at Alps Electric during the business year before the consideration of the Share Exchange began.  Since they have conflicts of interest or potential conflicts of interest concerning the Share Exchange, Mr. Kataoka and Mr. Inoue did not participate in the deliberation or resolution concerning the Share Exchange at the board of directors meeting of Alpine or in the discussion or negotiation with Alps Electric concerning the Share Exchange as persons of their respective positions in Alpine.

3.	Overview of the Parties to the Share Exchange (as of March 31, 2017)
		Wholly Owning Parent Company		Wholly Owned Subsidiary
(1)	Company name	Alps Electric Co., Ltd.		Alpine Electronics, Inc.
(2)	Head office	1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan		1-1-8, Nishi-Gotanda, Shinagawa-ku, Tokyo, Japan (Scheduled to relocate to 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan on August 18, 2017)
(3)	Name and title of representative	Toshihiro Kuriyama, Representative Director and President		Nobuhiko Komeya, President and CEO
(4)	Main business	Automotive Infotainment Business Electronic Components Business Logistics Business		Audio Product Business Information & Communication Product Business
(5)	Paid-in capital	38,730 million yen		25,920 million yen
(6)	Date established	November 1, 1948		May 10, 1967
(7)	Number of issued shares	198,208,086 shares		69,784,501 shares
(8)	Fiscal year-end	March 31		March 31
(9)	Number of employees	42,053 employees (consolidated)		12,959 employees (consolidated)
(10)	Main customers	Automobile and automobile components manufacturers and electrical equipment manufacturers		Automobile and automobile components manufacturers
(11)	Main banks	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Trust Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation Mizuho Bank, Ltd. The Bank of Yokohama, Ltd.		Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Toho Bank, Ltd. Sumitomo Mitsui Trust Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation Mizuho Bank, Ltd.
		The Master Trust Bank of Japan, Ltd. (Trust account)	12.59%	Alps Electric	40.43%
		Japan Trustee Services Bank, Ltd. (Trust account)	9.56%	Japan Trustee Services Bank, Ltd. (Trust account)	3.54%
		Trust & Custody Services Bank, Ltd.) (Securities investment trust account)	2.48%	State Street Bank Client Omnibus OMO4 (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	2.75%
		Chase Manhattan Bank GTS Clients Account Escrow	2.24%	The Master Trust Bank of Japan, Ltd. (Trust account)	2.13%
		Mitsui Life Insurance Company Limited	1.81%	State Street Bank and Trust Company 505103 (Standing proxy: Mizuho Bank, Ltd., Settlement Sales Department)	1.89%
(12)	Major shareholders and shareholding ratio	Japan Trustee Services Bank, Ltd. (Trust account 5)	1.71%	State Street Bank and Trust Company (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	1.52%
		State Street Bank West Client - Treaty 505234	1.39%	The Bank of New York 133522 (Standing proxy: Mizuho Bank, Ltd., Settlement Sales Department)	1.38%
		Nippon Life Insurance Company	1.39%	State Street Bank and Trust Company 505001 (Standing proxy: Mizuho Bank, Ltd., Settlement Sales Department)	1.28%
		Japan Trustee Services Bank, Ltd. (Trust Account 7)	1.33%	CBNY DFA INTL Small Cap Value Portfolio (Standing proxy: Citibank Japan Ltd.)	1.27%
		Mitsui Sumitomo Insurance Company, Limited	1.27%	The Bank of New York, Treaty JASDEC Account (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	1.27%

(13)	Relationship between the parties
	Capital relationship	Alps Electric is the parent company of Alpine, holding 40.43 % of its issued shares.
	Personnel relationship	One director of Alps Electric concurrently serves as a director of Alpine. Alpine dispatches four employees to Alps Electric.
Transactional relationship
Alpine purchases parts and products for audio products and information and communication products from Alps Electric.  Alpine has logistics services provided by Alps Logistics, which is a subsidiary of Alps Electric.

	Status of related parties	Alpine is a consolidated subsidiary of Alps Electric and each of Alps Electric and Alpine falls under a related party of the other.
(14)	Operating and financial results for the past three years
	Alps Electric (consolidated)			Alpine (consolidated)
Fiscal year	Ended March 2015	Ended March 2016	Ended March 2017	Ended March 2015	Ended March 2016	Ended March 2017
Consolidated net assets	283,700	331,764	361,114	144,223	143,805	145,328
Consolidated total assets	570,482	562,856	602,961	211,309	205,182	201,857
Consolidated net assets per share (yen)	1,001.55	1,166.41	1,299.11	2,058.51	2,059.72	2,080.94
Consolidated net sales	748,614	774,038	753,262	294,560	273,056	247,751
Consolidated operating income	53,534	52,327	44,373	11,523	5,434	5,612
Consolidated ordinary income	57,594	50,038	42,725	15,000	6,170	7,439
Profit attributable to owners of parent	34,739	39,034	34,920	12,704	10,698	7,760
Consolidated net income per share (yen)	193.81	206.64	178.25	183.42	155.14	112.57
Dividends per share (yen)	15.00	25.00	30.00	30.00	30.00	30.00
(Unit: millions of yen, except as otherwise specified)

4.	Status after the Share Exchange
Wholly Owning Parent Company
(1)	Company name	Alps Electric Co., Ltd.
(2)	Head office	1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
(3)	Name and title of Representative	Toshihiro Kuriyama, Representative Director and President
(4)	Main business	Automotive Infotainment Business Electronic Components Business Logistics Business
(5)	Paid-in capital	38,730 million yen
(6)	Fiscal year-end	March 31
(7)	Net assets	Yet to be determined
(8)	Total assets	Yet to be determined
(Note)	Please see V. 1 “Status of Alps Electric after the Business Integration (scheduled)” below for the status after the Business Integration (after the Absorption-type Company Split takes effect).

5.	Overview of Accounting Treatment
The Share Exchange falls under a “transaction under common control” under the Accounting Standards for Business Combination (ABSJ Statement No. 21), and therefore no goodwill (or negative goodwill) is expected to be recognized.

6.	Future Outlook
Please see V. 2 “Future Outlook” below.

7.	Matters concerning Transactions with Controlling Shareholders, etc.
(1)      Applicability to transactions with controlling shareholders and compliance with policy regarding protection of minority shareholders
Alps Electric is a controlling shareholder of Alpine that already holds 28,215,417 shares of common stock of Alpine (40.43% of the 69,784,501 total issued shares as of March 31, 2017).  Therefore, the Share Exchange constitutes a transaction with a controlling shareholder for Alpine.  The Share Exchange is in compliance with the “Policy on Measures to Protect Minority Shareholders in Conducting Transactions with Controlling Shareholder” set forth in Section I.4. of the Corporate Governance Report disclosed by Alpine on June 23, 2017 (the “Corporate Governance Report”) as follows.
As described above in 2.(4) “Measures to Ensure Fairness” and 2.(5) “Measures to Avoid Conflicts of Interest,” Alpine has taken measures to ensure fairness and avoid conflicts of interest and believes such response is in compliance with what is set forth in the Corporate Governance Report.
For reference, the Corporate Governance Report provides as follows in “I.4. Policy on Measures to Protect Minority Shareholders in Conducting Transactions with Controlling Shareholder” with respect to the protection of minority shareholders in conducting transactions with a controlling shareholder.
“The Company’s controlling shareholder is the parent company Alps Electric Co., Ltd., which holds 41.16% of the Company’s voting rights (including the proportion held indirectly), and one (1) Director of the parent company concurrently acts as a Director of the Company.  Appropriate transactions are conducted between Alps Electric Group companies and the Alpine Group in accordance with agreements relating to the administration and management of the Alps Electric Group.”

(2)      Measures to Ensure Fairness and Measures to Avoid Conflicts of Interest
As described above in (1) “Applicability to Transactions with Controlling Shareholders and Compatibility with Guidelines regarding Protection of Minority Shareholders,” the Share Exchange falls under a transaction with a controlling shareholder for Alpine.  Therefore, determining that it needs to take measures to ensure fairness and measures to avoid conflicts of interest, Alpine made its decisions after having its board of directors carefully discuss and examine various terms and conditions related to the Share Exchange, and ensuring fairness and avoiding conflicts of interest by further taking measures described above in 2.(4) “Measures to Ensure Fairness” and 2.(5) “Measures to Avoid Conflicts of Interest.”

(3)      Outline of the Opinion Received from Persons with No Interest in the Controlling Shareholder regarding the Fact that the Transaction is Not Disadvantageous to Minority Shareholders
As described above in 2.(5) “Measures to Avoid Conflicts of Interest,” in order to eliminate conflicts of interest in the Share Exchange and ensure fairness and transparency of the Share Exchange, Alpine established the Third-party Committee.  In considering the Share Exchange, Alpine asked for the opinions of the Third-party Committee as to (a) whether the purpose of the Share Exchange was reasonable (including whether the Share Exchange would contribute to the improvement of the corporate value of Alpine), (b) whether the fairness of the terms and conditions of the Share Exchange (including the share exchange ratio) has been ensured, (c) whether attention has been paid to the interests of the minority shareholders of Alpine in the Share Exchange through procedures that were fair, and (d) whether the resolution of the board of directors of Alpine for the Share Exchange is not disadvantageous to the minority shareholders of Alpine in light of (a) through (c).
As a result, the Third-party Committee submitted a written report to the board of directors of Alpine on July 26, 2017 substantially to the following effect.
(a)
The Third-party Committee examined and verified the legitimacy of the purpose of the Share Exchange from various perspectives such as the current environment surrounding the Companies, in particular the demand for next-generation automotive products, the specific details of issues taken the above as a given, the activity of competitors in the industry, the content of technologies that the Companies recognize as their strengths, specific examples of next-generation products utilizing those strengths, the benefits from collaboration, and specific cases where independence of the capital relationship poses an impediment.  As a result, the Third-party Committee concluded that the Share Exchange would contribute to the improvement of the corporate value of Alpine and confirmed both that there were sufficient reasonable grounds for implementing the Share Exchange at the present time as well as that the purpose of the Share Exchange was reasonable.

(b)
Given that (i) the financial analysis report on the share exchange ratio that Alpine obtained from SMBC Nikko, a third-party financial advisor, on July 26, 2017, states that the Share Exchange Ratio exceeds the respective upper limits of the range of the share exchange ratio obtained by the comparable company analysis and the market share price analysis while being close to the median value of the range obtained by the DCF Analysis, and, furthermore, Alpine has obtained an opinion (fairness opinion) from SMBC Nikko as independent third-party financial advisor to the effect that the share exchange ratio for the Share Exchange is fair to shareholders of Alpine Common Shares, excluding the Controlling Shareholder and Others, from a financial point of view, and (ii) the premium offered with respect to the Share Exchange Ratio is significantly higher than the average premium offered in similar business integration cases of other companies, and (iii) as described below in (c), the Share Exchange Ratio was determined also taking into account the result of a negotiation process in which fairness had been ensured, the Third-party Committee considered that the fairness of the terms and conditions of the Share Exchange has been ensured.

(c)
Given that (i) in considering the Share Exchange, Alpine carefully considered various factors such as whether attention has been paid to the interests of the minority shareholders of Alpine through fair procedures while obtaining advice from SMBC Nikko (financial advisor) and TMI Associates (legal advisor), which are independent from Alps Electric and Alpine, (ii) in response to the share exchange ratio presented by Alps Electric, Alpine presented a share exchange ratio that would serve as a counterproposal from the perspective of protecting the interests of minority shareholders, and conducted multiple rounds of substantive discussions and negotiations in a bid to raise the share exchange ratio, and (iii) in the course of discussing, examining and negotiating the Share Exchange, there is no fact suggesting that the Alpine side had been affected by Alps Electric or a person with a special interest in Alps Electric, the Third-party Committee considered that, in the Share Exchange, attention has been paid to the interests of the minority shareholders of Alpine in the Share Exchange through procedures that were fair.

(d)
The Third-party Committee considered that the resolution of the board of directors of Alpine for the Share Exchange was not disadvantageous to the minority shareholders of Alpine in light of (a) through (c) above and other matters.

III.	Absorption-type Company Split
1.	Summary of the Absorption-type Company Split
(1)	Schedule of the Absorption-type Company Split
Please see “I.3. Schedule of the Business Integration” above.

(2)	Method of the Absorption-type Company Split
The Absorption-type Company Split is a company split in which Alps Electric will be the company splitting in an absorption-type split and the Company Split Preparation Company, which is a wholly owned subsidiary of Alps Electric, will be the company succeeding in an absorption-type split.  The Absorption-type Company Split is scheduled to take effect on April 1, 2019 after obtaining an approval of the Absorption-type Company Split Agreement at the 85th ordinary general meeting of shareholders of Alps Electric scheduled for late June 2018.  Please note that the effectuation of the Absorption-type Company Split is subject to permissions and approvals by the Japan Fair Trade Commission and other Japanese or foreign authorities that are required to implement the Business Integration.

(3)	Details of Allocation in the Absorption-type Company Split
The Company Split Preparation Company plans to allocate shares of common stock of the Company Split Preparation Company to Alps Electric as the consideration for the business it is expected to succeed to in the Absorption-type Company Split.  However, the number of shares to be allotted has not been determined.  Since Alps Electric is expected to hold all issued shares of common stock of the Company Split Preparation Company and all of the shares of common stock that the Company Split Preparation Company is to newly issue in connection with the Absorption-type Company Split are to be delivered to Alps Electric, regardless of the number of shares so delivered, there will be no change to the shareholders’ equity of Alps Electric.

(4)     Treatment of Subscription Rights and Convertible Bond-type Bonds with Subscription Rights Associated with the Absorption-type Company Split
Alps Electric has issued subscription rights, but there will be no change to the treatment of those subscription rights in association with the Absorption-type Company Split.  Alps Electric has not issued any convertible bond-type bonds with subscription rights.

(5)	Paid-in Capital Increased or Decreased Relating to the Absorption-type Company Split
Not applicable.

(6)	Rights and Obligations to be Succeeded to by the Succeeding Company
The Company Split Preparation Company plans to succeed to the assets, liabilities, contractual status and other rights and obligations held by Alps Electric in relation to the Succeeded Businesses out of the businesses operated by Alps Electric.  Further details will be determined by the execution of the Absorption-type Company Split Agreement.

(7)	Prospect of the Performance of Obligations
The Companies have determined that there are no problems concerning the prospect of the performance by the Company Split Preparation Company of its obligations after conducting the Absorption-type Company Split.

2.	Overview of the Parties to the Absorption-type Company Split
For an overview of Alps Electric, which is the company splitting in the Absorption-type Company Split, please see “II.3. Overview of the Parties to the Share Exchange.”

The overview of the Company Split Preparation Company, which is a company succeeding in the Absorption-type Company Split, is as follows:
(1)	Company name	ALPS HD CO., LTD.
(2)	Head office	1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
(3)	Name and title of Representative	Junichi Umehara, Director
(4)	Main business	Electronic Components Business
(5)	Paid-in capital	1 million yen
(6)	Date established	July 27, 2017 (scheduled)
(7)	Number of issued shares	100 shares
(8)	Fiscal year-end	March 31
(9)	Net assets	1 million yen
(10)	Total assets	1 million yen
(11)	Major shareholders and shareholding ratio	Alps Electric	100%
(12)	Relationship between the parties	Capital relationship	The Company Split Preparation Company will be established as a wholly owned subsidiary of Alps Electric.
		Personnel relationship	Alps Electric plans to dispatch directors
		Transactional relationship	Since the Company Split Preparation Company has not started business, it has no transactional relationship with Alps Electric.
(Note 1)	On the condition that the Absorption-type Company Split takes effect on April 1, 2019 (scheduled), the Company Split Preparation Company plans to change its company name to “Alps Electric Co., Ltd.”
(Note 2)
The financial condition and operating results for the most recent fiscal year of the Company Split Preparation Company is not provided because the company will be established on July 27, 2017 and has no financial conditions or operating results for the most recent fiscal year.

3.	Overview of the Splitting Business Units
The Company Split Preparation Company plans to succeed to all businesses of Alps Electric except the group management and administration and the management of its assets, however, the details have not been finalized at present.  Further details will be determined by the execution of the Absorption-type Company Split Agreement.

4.	Status after the Absorption-type Company Split
The overview of the Company Split Preparation Company, which is the succeeding company in the Absorption-type Company Split, is as follows:
(1)	Company name	Alps Electric Co., Ltd. (Former company name: ALPS HD CO., LTD.)
(2)	Head office	1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
(3)	Representative directors who will be appointed	Toshihiro Kuriyama, Representative Director and President
(4)	Main business	Electronic Components Business
(5)	Paid-in capital	Yet to be determined
(6)	Fiscal year-end	March 31
(Note)	On the condition that the Absorption-type Company Split takes effect on April 1, 2019 (scheduled), the Company Split Preparation Company plans to change its company name to “Alps Electric Co., Ltd.”

For the status of the company split after the Absorption-type Company Split, please see V.1 “Status of Alps Electric after the Business Integration (Scheduled)” below.

5.	Outline of Accounting Treatment
The Absorption-type Company Split, which is a transaction between a parent company and its wholly owned subsidiary,  falls under a “transaction under common control” under the Accounting Standards for Business Combination (ABSJ Statement No. 21), and therefore no goodwill (or negative goodwill) is expected to be recognized.

6.	Future Outlook
Alps Electric plans to execute the Absorption-type Company Split Agreement, under which Alps Electric will be the company splitting and the Company Split Preparation Company will be the company succeeding.  Since the Company Split Preparation Company, which is the succeeding company, is a wholly owned subsidiary of Alps Electric, it is expected that the impact of the Absorption-type Company Split on the consolidated earnings of Alps Electric will be minor.

IV.	Change of the Company Name and Other Partial Amendments to the Articles of Incorporation
1.	Reasons for the Amendments
In connection with the reorganization into a holding company structure as part of the Business Integration, on the condition that the Absorption-type Company Split will have taken effect, the Articles of Incorporation of Alps Electric will be partially amended as of the Effective Date of the Absorption-type Company Split with respect to provisions such as the company name and the business purposes of Alps Electric as described below in 2. “Details of the Amendments to the Articles of Incorporation.”  Moreover, the company name of the Company Split Preparation Company will be changed to “Alps Electric Co., Ltd.” on the Effective Date of the Absorption-type Company Split.

2.	Details of the Amendments to the Articles of Incorporation
Current Articles of Incorporation		After Amendments
Chapter I. General Provisions		Chapter I. General Provisions
Article 1 (Trade Name) The name of the Company shall be Alps Electric Kabushiki Kaisha, and in English ALPS ELECTRIC CO., LTD.		Article 1 (Trade Name) The name of the Company shall be ALPS HD Kabushiki Kaisha, and in English ALPS HD CO., LTD.
Articles 2 (Purpose) The purpose of the Company shall be to engage in the following business activities:
Articles 2  (Purposes)
The purposes of the Company shall be to engage in the following business activities and to control and manage the business activities of the companies which engage in the following businesses and the business activities of foreign companies which engage in the businesses equivalent to the following business activities, through holding shares and equity in those companies:

1.	Manufacture and sale of electronic and electrical machines and equipment as well as the components and materials therefor;	1.	Manufacture and sale of electronic and electrical machines and equipment as well as the components and materials therefor;
2.	Manufacture and sale of parts, components and materials used in information and communication equipment, business equipment, precision equipment, optical equipment, medical equipment, measurement equipment, control equipment, electrical equipment for power generation, power transmission and power distribution, and industrial electrical equipment;	2.
Manufacture and sale of parts, components and materials used in information and communication equipment, business equipment, precision equipment, optical equipment, medical equipment, measurement equipment, control equipment, electrical equipment for power generation, power transmission and power distribution, and industrial electrical equipment;

3.	Manufacture and sale of parts and components used in automobiles and other transportation equipment;	3.	Manufacture and sale of parts and components used in automobiles and other transportation equipment;

4.	Manufacture, sale and lease of manufacturing machines and equipment, manufacturing systems and manufacturing system plants which are incidental to those mentioned in the preceding items;	4.	Manufacture, sale and lease of manufacturing machines and equipment, manufacturing systems and manufacturing system plants which are incidental to those mentioned in the preceding items;
5.	Provision of manufacturing technologies, processing technologies and other services which are incidental to those mentioned in the preceding items, and sale and licensing of intellectual properties related to those mentioned in the preceding items;	5.
Provision of manufacturing technologies, processing technologies and other services which are incidental to those mentioned in the preceding items, and sale and licensing of intellectual properties related to those mentioned in the preceding items;

6.	Investment, study, research and development, consulting, real property lease and management, worker dispatch business, fee-charging employment placement business and human resources development business which are incidental to those mentioned in the preceding items; and	6.
Investment, study, research and development, consulting, real property lease and management, worker dispatch business, fee-charging employment placement business and human resources development business which are incidental to those mentioned in the preceding items;

7.	All businesses which are incidental to those mentioned in the preceding items.	7.	Manufacture and sale of sound and video recorders and reproducers and audio machines and equipment;
		8.	Manufacture and sale of applied electronic machines and equipment for automobiles and office equipment;
		9.	Manufacture and sale of electrical machines and equipment for transmitting and receiving data;
		10.	Manufacture and sale of consumer electrical machines and equipment;
		11.	Development, sale, import and export of software, and provision of information processing services;
		12.	Operation of facilities related to welfare, medical care, sport, cultural education and entertainment, and businesses related thereto;
		13.	Transportation and warehouse business and service business related thereto; and
		14.	All businesses which are incidental to those mentioned in the preceding items.

Article 29  (Liability Limitation Agreement with Directors)

Pursuant to the provisions of Article 427, Paragraph (1) of the Companies Act, the Company may enter into a liability limitation agreement with directors (excluding directors who execute business of the Company), which will limit the maximum amount of their liabilities for damages under Article 423, Paragraph (1) of the Companies Act to the amount set forth by laws and ordinances.
		Article 29 (Limitation of Liability of Directors)
		1.
Pursuant to the provisions of Article 426, Paragraph (1) of the Companies Act, the Company may, by a resolution of the board of directors, exempt directors (including former directors) from their liabilities for damages under Article 423, Paragraph (1) of the Companies Act to the extent permitted by laws and ordinances.

		2.
Pursuant to the provisions of Article 427, Paragraph (1) of the Companies Act, the Company may enter into a liability limitation agreement with directors (excluding directors who execute business of the Company), which will limit the maximum amount of their liabilities for damages under Article 423, Paragraph (1) of the Companies Act to the amount set forth by laws and ordinances.

3.	Scheduled Date of Amendments
April 1, 2019

V.	Status after the Business Integration
1.	Status of Alps Electric after the Business Integration (scheduled)
Holding Company after the Business Integration
(1)	Company name	ALPS HD CO., LTD. (Former company name: Alps Electric Co., Ltd.)
(2)	Head office	1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
(3)	Representative directors who will be appointed	Toshihiro Kuriyama, Representative Director and President
(4)	Main business	Group management and administration and the management of its assets
(5)	Paid-in capital	Yet to be determined
(6)	Fiscal year-end	March 31
(7)	Net assets	Yet to be determined
(8)	Total assets	Yet to be determined
On the condition that the Absorption-type Company Split takes effect on April 1, 2019 (scheduled), Alps Electric plans to change its company name to “ALPS HD CO., LTD.”

2.	Future Outlook
Alps Electric and Alpine will launch a business integration preparation committee consisting of the Representative Directors and Presidents and relevant officers of the Companies, which will make decisions concerning business plans of the holding company after the Business Integration, the optimal group structure, the timing when business integration synergies are to be realized and the methods for such realization, and other strategies for the sustainable growth of Alps Electric and Alpine.  The steering team for the Business Integration will have a balanced composition of members from both Alps Electric and Alpine.  If any new disclosure becomes necessary as a result of these initiatives, the Companies will make such disclosure promptly.

(Reference)
Alps Electric’s consolidated earnings forecast for the current fiscal year (announced on July 27, 2017) and consolidated earnings for the previous fiscal year (Unit: millions of yen)
	Consolidated net sales	Consolidated operating income	Consolidated ordinary income	Profit attributable to owners of parent
Earnings forecast for the current fiscal year (Year ending March 2018)	802,000	61,000	57,000	41,000
Earnings for the previous fiscal year (Year ended March 2017)	753,262	44,373	42,725	34,920

Alpine’s consolidated earnings forecast for the current fiscal year (announced on April 27, 2017) and consolidated earnings for the previous fiscal year (Unit: millions of yen)
	Consolidated net sales	Consolidated operating income	Consolidated ordinary income	Profit attributable to owners of parent
Earnings forecast for the current fiscal year (Year ending March 2018)	250,000	6,500	5,600	800
Earnings for the previous fiscal year (Year ended March 2017)	247,751	5,612	7,439	7,760

End

Alps Electric may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible Share Exchange with Alpine.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Alpine prior to the shareholders’ meeting at which the Share Exchange will be voted upon.  The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the Companies, the Share Exchange and related matters.  U.S. shareholders of Alpine are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange.  Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s website at www.sec.gov.  In addition, upon request, the documents will be mailed to shareholders for free of charge.  To make a request, please refer to the following contact information.

Contacts for inquiries regarding the Business Integration
Company name: Alps Electric Co., Ltd. Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan	Company name: Alpine Electronics, Inc. Address: 1-1-8, Nishi-Gotanda, Shinagawa-ku, Tokyo, Japan (Scheduled to relocate to 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan on August 18, 2017)
Department in charge: Junji Kobayashi, Senior Manager, Corporate Planning Office Telephone: +81-3-5499-8026 (IR Direct)	Department in charge: Shinji Yamazaki, Senior Manager, Finance and Public Affairs Department Telephone: +81-3-3494-1179 (IR Direct)

Forward-Looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of Alps Electric and Alpine in relation to, and the benefits resulting from, their business integration described above.  To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.
The companies undertake no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies’ products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the companies, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the companies’ business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the companies’ main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit;
(18)
the companies being unable to complete the Business Integration due to reasons such as the companies are not able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders’ meetings of the companies, and any other reasons;

(19)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities’ or other necessary approvals’ being unable to be obtained; and
(20)	inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group.

Exhibit: Assumptions and disclaimers, etc. of SMBC Nikko’s Analyses and Fairness Opinion

In preparing its analysis regarding the Share Exchange Ratio set forth in the Share Exchange Agreement (the “SMBC Nikko Analysis”) and its opinion, dated as of the date thereof, on the fairness of the Share Exchange Ratio from the financial viewpoint to the holders of shares of common stock of Alpine other than the Controlling Shareholder and Others (the “SMBC Nikko Fairness Opinion”),  SMBC Nikko has relied upon and assumed the accuracy and completeness of all information that SMBC Nikko took into account in the consideration or was provided to SMBC Nikko or was discussed with Alpine or Alps Electric or was publicly available or otherwise reviewed by or for SMBC Nikko. SMBC Nikko has not independently verified nor has SMBC Nikko assumed responsibility or liability for independently verifying any such information or its accuracy or completeness and have assumed that the management of each of Alpine and Alps Electric is unaware of any fact or circumstance that would make such information inaccurate or misleading.

The foregoing summary is not a complete description of all analyses performed and factors considered by SMBC Nikko in connection with the SMBC Nikko Analysis and the SMBC Nikko Fairness Opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. SMBC Nikko believes that its analyses, a portion of which are summarized above, must be considered as a whole and that selecting portions of its analyses or focusing on information presented in tabular format could create an incomplete view of the processes underlying SMBC Nikko’s analyses and opinion. In conducting the SMBC Nikko Analysis and arriving at the SMBC Nikko Fairness Opinion, SMBC Nikko did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

In conducting the SMBC Nikko Analysis and arriving at the SMBC Nikko Fairness Opinion, SMBC Nikko has not conducted any independent assessment, appraisal, valuation or research (including environmental research for properties; same shall apply hereunder) concerning the assets or liabilities of Alpine, Alps Electric, and affiliates of either of them (including derivative products, off-BS assets and liabilities, and other contingent liabilities), let alone analysis and assessment of each asset item or each liability item, and SMBC Nikko has never conducted independent verifications to see whether each one of the items does really exist or not; also SMBC Nikko has not received any reports of appraisal, valuation, research, or verification regarding real existence for each of the items. Nor has SMBC Nikko conducted any credit evaluation for Alpine or Alps Electric under the applicable laws and regulations, concerning such points as bankruptcy, insolvency or the like. As to the financial projections and other forecast information of Alpine and Alps Electric that SMBC Nikko was provided, SMBC Nikko took them as is as the basis of its outlook, assuming that they were reasonably prepared or provided by Alpine and Alps Electric as per the best estimation and judgment of respective management, and that the financial condition of Alpine and Alps Electric each would undergo a transition just in accordance with the said projections and forecast. SMBC Nikko has relied on the projections and related materials, without having conducted any independent research to verify them, in conducting the SMBC Nikko Analysis and arriving at the SMBC Nikko Fairness Opinion. SMBC Nikko notes that SMBC Nikko does not guarantee that the said financial projections are feasible, or that the actual results should be close to the projections. It is reasonably expected that the shares of common stock of Alpine would be delisted in accordance with the Listing Rules of TSE after the completion of the Share Exchange, but SMBC Nikko notes that SMBC Nikko did not take into account whether shares of common stock of Alps Electric might be delisted or not, and also that SMBC Nikko did not take into account whether there would be any impact from such delisting on Alpine and Alpine’s shareholders as well as the degree of impact if any, in conducting the SMBC Nikko Analysis and arriving at the SMBC Nikko Fairness Opinion. Also, in conducting the SMBC Nikko Analysis and arriving at the SMBC Nikko Fairness Opinion, SMBC Nikko has assumed that all material information of Alpine and Alps Electric has been adequately disclosed, that all material information of Alpine and Alps Electric has adequately been reflected in the market price of respective share, and that there is no more material information yet to be announced or disclosed that could adversely affect the market price of Alpine or Alps Electric share.

SMBC Nikko is not a legal, accounting or tax expert and has not conducted any independent consideration and analysis concerning the legality and validity of the Share Exchange as well as concerning the adequacy in handling tax or accounting in conducting the SMBC Nikko Analysis and arriving at the SMBC Nikko Fairness Opinion, so SMBC Nikko has assumed that the Share Exchange will be consummated properly and effectively in accordance with all adequate procedures in terms of legal, accounting and tax. Also, SMBC Nikko notes that SMBC Nikko did not take into account the impact from the Share Exchange on Alpine and other transaction counterparties in terms of tax.

SMBC Nikko has also assumed that (i) all governmental, regulatory or other permits and consents (contractual or otherwise) necessary to consummate the Share Exchange will be received during a period and under the terms that would never negatively affect the business and the expected profitability of Alpine and Alps Electric, (ii) the Share Exchange is a tax-free share exchange in compliance with the Japanese corporation tax law, and (iii) the Share Exchange will be consummated all in accordance with the terms and conditions set forth in the Agreement, without any waiver, amendment or change concerning all material conditions and agreements set forth in the Agreement and the detail of rights and obligations related to the target business (more specifically rights and obligations regarding the related assets, liabilities, contracts, employees, etc.) as presented by Alpine and Alps Electric. SMBC Nikko was not obligated to, so has not conducted any independent research concerning the above assumed points. SMBC Nikko also has assumed that the final executed Agreement will not differ in any material respect from the draft Agreement reviewed by SMBC Nikko.

The SMBC Nikko Analysis and the SMBC Nikko Fairness Opinion are based on the financial and capital markets, economic and other conditions as of the date thereof (except as otherwise stated in the SMBC Nikko Analysis), and SMBC Nikko relies on the information made available to SMBC Nikko or SMBC Nikko managed to obtain by the date thereof. Although the SMBC Nikko Analysis and the SMBC Nikko Fairness Opinion might be affected by future changes in conditions, SMBC Nikko does not assume any obligation to revise, change, or supplement them. Also, the SMBC Nikko Analysis and the SMBC Nikko Fairness Opinion do not include inference or suggestion of SMBC Nikko’s future opinion after the date thereof.

SMBC Nikko has prepared and is submitting the SMBC Nikko Analysis and the SMBC Nikko Fairness Opinion herewith in response to Engle’s request. As a financial advisor to Alpine concerning the Share Exchange, SMBC Nikko has received, and will receive fees from Alpine for its services (the substantial part of such fees is contingent on the consummation of the Share Exchange). Alpine has agreed to reimburse SMBC Nikko’s expenses and indemnify SMBC Nikko against certain liabilities arising out of its engagement. SMBC Nikko and its affiliates in the past have traded and may actively trade or possibly would trade for or with Alpine, Alps Electric, or affiliates of either of them, for investment banking business, securities/financial instruments-related business, and commercial banking business, and have received or in the future might receive fees for such services. Also, in the ordinary course of businesses, SMBC Nikko may trade the securities and various other financial instruments including derivatives of Alpine, Alps Electric, or affiliates of either of them, for own account or for customer accounts from time to time, and could own certain position relating to them. In the two year period prior to the date of the SMBC Nikko Analysis and the SMBC Nikko Fairness Opinion, SMBC Nikko and its affiliates have provided certain investment banking business, securities/financial instruments-related business, and commercial banking business to Alpine, Alps Electric, and affiliates of either of them unrelated to the Share Exchange, for which SMBC Nikko and its affiliates received compensation.

The SMBC Nikko Fairness Opinion does not express SMBC Nikko’s comment on the value and the market price level of the common stock of Alpine or Alps Electric before or after the consummation of the Share Exchange. SMBC Nikko is not requested to express its opinion on the facts and/or assumptions, including the financial forecasts of Alpine and Alps Electric, that constitute the foundation to determine the Share Exchange Ratio; also SMBC Nikko is not requested to express its opinion on Alpine’s corporate decision itself to pursue or implement the Share Exchange (including its merits and demerits as compared with other business strategic alternatives or other types of deal scheme), any terms or other aspects of the Share Exchange (other than the Share Exchange Ratio to the extent expressly specified herein), including the effectiveness of the proposed structure of the Share Exchange as well as on whether there is/are any better structure option(s) in terms of effectiveness, and on the merits and demerits of comparable structure options if any, so SMBC Nikko does not express its opinion on such points.

Also, SMBC Nikko is not requested to analyze any transactions other than the Share Exchange or relative value of such transactions, or SMBC Nikko is not requested to consider how fair the Share Exchange or the proposed Share Exchange Ratio would be to the holders of securities other than shares of common stock of Alpine as well as for the creditors and other interested parties of any party. Hence, SMBC Nikko has not covered these aspects in the SMBC Nikko Fairness Opinion. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Share Exchange, or class of such persons, relative to the Share Exchange Ratio. Furthermore, SMBC Nikko is not obligated by Alpine or by Alpine’s board of directors to solicit indications of interest or proposals from third parties in relation to the Share Exchange and SMBC Nikko has not taken any such action. Also, SMBC Nikko is not requested to express its opinion on any specifics of the documents and methods relating to the Share Exchange, other than on the Share Exchange Ratio as specifically covered in the SMBC Nikko Fairness Opinion, so SMBC Nikko has not included any opinion on such points.

SMBC Nikko expresses no opinion or recommendation as to how the holders of common stock of Alpine should vote or take any action in connection with the Share Exchange; also the SMBC Nikko Fairness Opinion is not to make any solicitation or recommendation to Alpine’s shareholders or other interested parties as to sale or purchase of Alpine’s shares or other matters related to them.